UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Care.com, Inc.
(Name of Subject Company)

Care.com, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share (“Common Stock”)

Series A Convertible Preferred Stock, $0.001 par value per share (“Preferred Stock”)
(Title of Class of Securities)

141633107 (Common Stock)

None (Preferred Stock)
(CUSIP Number of Class of Securities)

Melanie Goins

General Counsel and Corporate Secretary
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451
(781) 642-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

With copies to:

John H. Chory

Bradley C. Faris

Susan L. Mazur
Latham & Watkins LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116
(617) 880-4500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Care.com, Inc. with the Securities and Exchange Commission on January 13, 2020, relating to the tender offer (the “Offer”) by Buzz Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation, to purchase (i) all of the outstanding Common Shares at a purchase price of $15.00 per Common Share and (ii) all of the outstanding Preferred Shares at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2020, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added as a new paragraph at the end of the subsection titled “Antitrust Compliance—HSR Act” on page 53 of this Schedule 14D-9:

“The FTC granted early termination of the waiting period under the HSR Act with respect to the Offer and the Merger on January 21, 2020. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARE.COM, INC.

By:	/s/ Melanie Goins
Name:	Melanie Goins
Title:	General Counsel and Corporate Secretary

Dated: January 21, 2020

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